UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc.
2333 Ponce de Leon Blvd., Suite 700
Coral Gables, Florida 33134

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Ryder System, Inc. 401(k) Savings Plan
Coral Gables, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2015.

Miami, Florida

June 16, 2025

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(In thousands)	2024	2023
Assets
Investments at fair value	$2,129,393	$1,742,834
Investments at contract value	134,105	146,785
Receivables:
Notes receivable from participants	43,845	37,360
Participant contributions	1,199	1,037
Employer contributions	15,271	16,860
Due from broker	2,392	987
Total receivables	62,707	56,244

Total assets	2,326,205	1,945,863

Liabilities
Due to broker	346	320
Other liabilities	32	37
Total liabilities	378	357

Net assets available for plan benefits	$2,325,827	$1,945,506

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
(In thousands)	2024	2023
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$355,270	$343,630
Dividends	14,678	10,093
Interest	4,846	3,689
Net investment income	374,794	357,412

Interest income on notes receivable from participants	2,539	1,676

Contributions:
Employer	42,923	43,342
Participant	100,880	95,716
Participant rollovers	21,639	12,956
Total contributions	165,442	152,014

Total additions	542,775	511,102

Deductions from net assets attributed to:
Benefits paid to plan participants	249,376	186,370
Administrative expenses	1,679	1,727
Total deductions	251,055	188,097

Net increase	291,720	323,005
Transfer in from related plans	88,601	—

Net assets available for plan benefits:
Beginning of year	1,945,506	1,622,501
End of year	$2,325,827	$1,945,506

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
1.Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan’s trustee and record-keeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the United States (“U.S.”) payroll of Ryder System, Inc. and its subsidiaries (the “Company”) that have adopted the Plan are eligible to participate in the Plan. Newly hired employees are eligible to participate as soon as administratively practicable after hire. The following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company-sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: (a) 50% of compensation, (b) the Internal Revenue Service (“IRS”) limit of $23,000 and $22,500 for 2024 and 2023, respectively, or (c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $7,500, in addition to the IRS limit. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of the investment funds within the investment pool and may direct the record-keeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees that were hired prior to January 1, 2016, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as described below, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

For field hourly employees hired by RIL prior to January 1, 2016, the Company will make a basic contribution of $400 on an annual basis whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2016, the Plan was amended for new hires, and re-hires. Effective January 1, 2016, the matching contributions for these employees, regardless of position, shall equal 50% company match of participant contributions up to 6% of eligible pay (the "Match"), subject to IRS limits upon meeting eligibility requirements.

Additionally, the Company contribution for all eligible salaried and non-salaried employees shall be made annually, as soon as practicable, following the last day of the Plan year in an amount equal to 3% of the participant’s eligible compensation for the Plan year. For field hourly employees of RIL, the $400 Company contribution will also be made annually, as soon as practicable, following the last day of the Plan year. An employee must be employed by the Company on December 31st of the Plan year to be eligible to receive the Plan year’s Company contribution. New hires or re-hires are not eligible to receive Company contributions.

The Company may make a discretionary matching contribution for salaried and non-salaried employees, other than RIL field hourly employees. This discretionary matching contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2024 and 2023, the Company did not make any discretionary matching contributions.

Effective December 31, 2021, Ryder acquired Midwest Warehouse and Distribution System, which included the Midwest & Bedford 401(k) Profit Sharing Plan and Trust and the Logistics Resources, LLC 401(k) Profit Sharing Plan and Trust (the “Midwest Plans”). The acquired employees became eligible to participate in the Plan on January 1, 2023. At that time, all acquired employees who had one or more years of credited service became immediately eligible to receive the Match. Effective December 31, 2022, the Midwest Plans were merged into the Plan, and all protected features and benefits of the Midwest Plans remain protected under the Plan. Transfer of assets of approximately $7.9 million was completed in July 2023.

Effective January 1, 2022, Ryder acquired PLG Investments I, LLC (“Whiplash”). The acquired employees became eligible to participate in the Plan on October 1, 2022. At that time, all acquired employees became immediately eligible to receive the Match. For acquired employees, Company matching contributions, contributed by the Company, vest 100% immediately. Effective December 31, 2022, the Whiplash 401(k) Plan merged into the Plan, and all protected features and benefits of the Whiplash 401(k) Plan remain protected under the Plan. Transfer of assets of approximately $7.0 million was completed in January 2023.

Effective November 1, 2022, Ryder acquired DotCom Distribution (“DotCom”). The acquired employees became eligible to participate in the Plan effective January 1, 2024. At that time, all acquired employees became eligible to receive the Match. Effective March 28, 2024, the DotCom 401(k) Savings Plan was merged into the Plan, and all protected features and benefits of the DotCom 401(k) Savings Plan remain protected under the Plan. The transfer of assets of approximately $6.6 million was completed in March 2024.

Effective February 1, 2024, Ryder acquired Cardinal Logistics (“Cardinal”). The acquired employees became eligible to participate in the Plan effective July 1, 2024. At that time, all acquired employees became eligible to receive a 50% Company match of participant contributions up to 2% of eligible pay. Effective August 19, 2024, the Cardinal 401(k) Savings Plan was merged into the Plan, and all protected features and benefits of the Cardinal 401(k) Savings Plan remain protected under the Plan. The transfer of assets of approximately $82.0 million was completed in August 2024.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

Effective August 1, 2024 Ryder acquired Pit Stop Fleet Services ("Pit Stop"). At that time, acquired employees were credited with all service at Pit Stop for purposes of match, eligibility, and vesting under the Plan.

Contributions are subject to certain IRS limits.

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested while the match on the next $800 of participant contributions follows the vesting schedule described above in this paragraph.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and with allocations of: (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2024 and 2023, employer contributions were reduced by approximately $3.0 million and $1.8 million, respectively, from forfeited nonvested accounts. At December 31, 2024 and 2023, forfeited nonvested accounts available to reduce future employer contributions totaled approximately $0.5 million and $0.3 million, respectively.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a fixed rate which is the current prime rate at the time of the loan initiation and used for the life of the loan. Changes to the prime rate are received from Reuters and are updated on the first business day of the quarter, for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2024 and 2023, there were no automatic distributions pending. However, if the account value is $7,000 or less, and the participant does not consent to a distribution of his account, the account will be distributed according to the Plan document. If the vested value of the account balance is greater than $7,000, or $1,000 prior to 2024, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 73. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

2.Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

For the year ended December 31, 2023, the Plan previously reported certain investments separately as Common Collective Trusts (CCTs) and Collective Investment Trusts (CITs). For the year ended December 31, 2024, these investments have been combined and are now presented under a single category labeled 'Common Collective Trusts' to better reflect their similar nature and investment characteristics. This change in presentation had no impact on the total value of investments or on the Plan’s net assets available for benefits; however, the Plan elected to revise the presentation of the prior period investments to conform to the current year presentation. See footnote 3 to the Plan's financial statements for disclosure of the Plan's investments.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation in the fair value of its investments, which consists of the related (losses) gains and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock fund is recorded on the record date. Interest income is recorded on the accrual basis.

Effective August 8, 2024, Ryder amended the Plan to add an Employee Stock Ownership Plan (“ESOP”) component. As part of this amendment, a portion of the existing Ryder Common Stock Fund was designated as an ESOP, which is intended to be a stock bonus plan under Section 401(a) of the Internal Revenue Code, an employee stock ownership plan for purposes of section 4975(e)(7) of the Code, and an eligible individual account plan within the meaning of Section 407(d)(3) of ERISA. In connection with this implementation, participants may elect to either reinvest dividends paid on ESOP shares in the Ryder Stock Fund or receive them in cash, in accordance with Section 404(k) of the Code.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the Plan document and are included in Benefits paid to participants.

Due to/from Broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants. Investment related

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

expenses are included in net appreciation in value of investments.

Subsequent Events
The Plan evaluated subsequent events through June 16, 2025, the date the financial statements were available to be issued.

3.Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under the Accounting Standard Codification (“ASC”) 820, Fair Value Measurement, are described as follows:

Level 1:    Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.Quoted prices for similar assets or liabilities in active markets
b.Quoted prices for identical or similar assets or liabilities in inactive markets
c.Inputs other than quoted prices that are observable for the asset or liability
d.Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.

Level 3: Inputs that are unobservable inputs for the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies at December 31, 2024 and 2023.

Mutual funds: Valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e., purchases and sales at NAV) and, therefore, the mutual funds have been classified within Level 1 of the fair value hierarchy.

Ryder System, Inc. common stock fund: The Ryder System, Inc. common stock fund is an employer stock unitized fund. The fund consists of Ryder System, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Ryder System, Inc. common stock is valued at the closing price reported on the active market on which the individual security is traded, and the short term cash investments are valued at cost, which approximates fair value. The Ryder System, Inc. common stock fund has been classified within Level 1 of the fair value hierarchy.

Common collective trusts: Valued at the NAV per unit as determined by the collective trust as of the valuation date. The NAV is based on the market price of the underlying securities held in each fund. Each common collective trust invests in a diversified portfolio of equity, fixed income, and/or short-term products. These investments are direct filing entities.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

Short-term money market instruments: Stated at NAV. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e., purchases and sales at NAV).

The following table presents the Plan’s assets at fair value. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	December 31,
(In thousands)	2024	2023
Investments in the fair value hierarchy: (a)
Mutual funds	$133,459	$285,329
Ryder System, Inc. common stock fund	141,579	108,981
	275,038	394,310

Investments measured at net asset value: (b)
Common collective trusts	1,849,963	1,345,124
Short-term money market instruments	4,392	3,400
	$2,129,393	$1,742,834
__________________________________________
(a)Mutual funds and Ryder System, Inc. common stock fund have been classified within Level 1 of the fair value hierarchy.

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2024 and 2023, respectively. There are no participant redemption restrictions for these investments. The redemption notice period is applicable only to the Plan.

	December 31, 2024
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$1,849,963	N/A	Daily	N/A
Short-term money market instruments	$4,392	N/A	Daily	N/A

	December 31, 2023
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$1,345,124	N/A	Daily	N/A
Short-term money market instruments	$3,400	N/A	Daily	N/A

4.Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan’s investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, the contract is

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

measured at contract value. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may be different under each contract. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option, and (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement before the scheduled maturity date. In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (1) if there is a change in the qualification status of the Plan, (2) if there is a breach of material obligations under the contract and misrepresentations by the contract holder, (3) if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, (4) if the contract holder assigns its interest in the contract without permission, (5) if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed, and (6) if the contract holder engages in fraud or deceit related to the wrap contract.

5.Risks and Uncertainties

The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

6.Related Party Transactions and Party-In-Interest Transactions

The Plan holds shares of Ryder System, Inc. common stock in the common stock fund described in Note 3 (902,582 and 947,163 shares at December 31, 2024 and 2023, respectively), and recorded dividend income (approximately $2.9 million and $2.7 million in 2024 and 2023, respectively), net realized gains on sale (approximately $8.3 million and $5.5 million in 2024 and 2023, respectively), and net unrealized appreciation in value of these securities of approximately $28.9 million and $25.4 million in 2024 and 2023, respectively. During the year ended December 31, 2024, purchases and sales of Ryder System, Inc. common stock recorded in the common stock fund were approximately $21.2 million and $27.2 million, respectively. During the year ended December 31, 2023, purchases and sales of Ryder System, Inc. common stock recorded in the common stock fund were $20.1 million and $23.0 million, respectively. Accordingly, these shares qualify as a party-in-

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan’s current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest.

Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to approximately $1.3 million and $1.2 million for the years ended December 31, 2024 and 2023, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits. Notes receivable from participants also qualify as exempt party-in-interest transactions.

7.Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account, and would become 100 percent vested in their employer contributions.

8.Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. For tax purposes, the tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 ½, then certain special tax rules may be applicable.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2024 and 2023, there are no uncertain tax positions taken or expected to be taken by the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(In thousands)	2024	2023
Net assets available for plan benefits per the financial statements	$2,325,827	$1,945,506
Adjustment for fair value of fully benefit-responsive investment contracts	(3,871)	(4,260)
Net assets available for plan benefits per the Form 5500	$2,321,956	$1,941,246

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
(In thousands)	2024	2023
Total additions per the financial statements	$542,775	$511,102
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,260	7,326
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,871)	(4,260)
Total income per the Form 5500	$543,164	$514,168

	December 31,
	2024	2023
Total change in net assets available for plan benefits per financial statements	$291,720	$323,005
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	389	3,066
Total change in net assets available for plan benefits per Form 5500	$292,109	$326,071

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	FIDELITY INVESTMENTS MONEY MARKET GOVERNMENT PORTFOLIO - CLASS I	—	5.20%	**	4,392,433
	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	—	4.43%		416,367
	COREBRIDGE GLOBAL FUNDING 5.75% 07/02/2026 144A	7/2/2026	5.75%	**	417,098
	ALLY AUTO RECEIVABLES TRUST 2024-1 5.08% 12/15/202	12/15/2028	5.08%	**	65,605
	AMERICAN EXPRESS CO 5.389%/VAR 07/28/2027	7/28/2027	5.39%	**	413,554
	AMERICAN EXPRESS CR ACC MST TR 4.87% 05/15/2028	5/15/2028	4.87%	**	203,502
	AMERICAN EXPRESS CR ACC MST TR 5.23% 09/15/2028	9/15/2028	5.23%	**	425,306
	AMERICAN EXPRESS CR ACC MST TR 5.23% 04/15/2029	4/15/2029	5.23%	**	407,007
	AMERICAN HONDA FINANCE CORP 4.95% 01/09/2026	1/9/2026	4.95%	**	330,182
	AMPHENOL CORPORATION NEW 5.05% 04/05/2027	4/5/2027	5.05%	**	63,287
	AMPHENOL CORPORATION NEW 5.05% 04/05/2029	4/5/2029	5.05%	**	90,602
	GALLAGHER (ARTHUR J.) & CO 4.6% 12/15/2027	12/15/2027	4.60%	**	122,696
	GALLAGHER (ARTHUR J.) & CO 4.85% 12/15/2029	12/15/2029	4.85%	**	19,941
	ASTRAZENECA FINANCE LLC 4.8% 02/26/2027	2/26/2027	4.80%	**	357,883
	ATHENE GLOBAL FUNDING 1.73% 10/02/2026 144A	10/2/2026	1.73%	**	332,992
	ATHENE GLOBAL FUNDING 5.339% 01/15/2027 144A	1/15/2027	5.34%	**	239,127
	ATHENE GLOBAL FUNDING 5.684% 02/23/2026 144A	2/23/2026	5.68%	**	411,344
	ATHENE GLOBAL FUNDING 5.516% 03/25/2027 144A	3/25/2027	5.52%	**	282,229
	BA CR CARD TR 4.79% 05/15/2028	5/15/2028	4.79%	**	147,956
	BA CR CARD TR 4.98% 11/15/2028	11/15/2028	4.98%	**	208,440
	BAE SYSTEMS PLC 5% 03/26/2027 144A	3/26/2027	5.00%	**	203,490
	BAE SYSTEMS PLC 5.125% 03/26/2029 144A	3/26/2029	5.13%	**	203,148
	BAT CAPITAL CORP 3.557% 08/15/2027	8/15/2027	3.56%	**	294,311
	BMW US CAPITAL LLC 3.45% 04/01/2027 144A	4/1/2027	3.45%	**	575,831
	BPCE SA 5.203% 01/18/2027 144A	1/18/2027	5.20%	**	359,965
	BPCE SA 4.75% 07/19/2027 144A	7/19/2027	4.75%	**	432,114
	BMW VECHILE OWNER TRUST 2023-A 5.47% 02/25/2028	2/25/2028	5.47%	**	54,545
	BAKER HUGHES A GE CO LLC / CO-OBLIGOR INC 2.061% 1	12/15/2026	2.06%	**	437,623
	BANK OF AMERICA CORPORATION 2.651%/VAR 03/11/2032	3/11/2032	2.65%	**	304,588
	BANK OF AMERICA CORPORATION 1.734%/VAR 07/22/2027	7/22/2027	1.73%	**	464,166
	BANK OF AMERICA CORPORATION 4.827%/VAR 07/22/2026	7/22/2026	4.83%	**	408,531
	BANK OF AMERICA CORPORATION 5.202%/VAR 04/25/2029	4/25/2029	5.20%	**	294,172
	BANK OF AMERICA CORPORATION 5.933%/VAR 09/15/2027	9/15/2027	5.93%	**	362,450
	BANK OF MONTREAL QUE 5.37% 06/04/2027	6/4/2027	5.37%	**	356,567

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value
	BANK OF MONTREAL QUE 5.266% 12/11/2026	12/11/2026	5.27%	**	304,383
	BANK OF NOVA SCOTIA 5.4% 06/04/2027	6/4/2027	5.40%	**	285,537
	BANK OF NOVA SCOTIA 5.35% 12/07/2026	12/7/2026	5.35%	**	437,051
	BANQUE FED CRED MUTUEL PARIS 5.088% 01/23/2027 144	1/23/2027	5.09%	**	358,592
	BARCLAYS PLC 5.501%/VAR 08/09/2028	8/9/2028	5.50%	**	299,419
	BARCLAYS PLC 5.304%/VAR 08/09/2026	8/9/2026	5.30%	**	204,557
	BARCLAYS PLC 6.496%/VAR 09/13/2027	9/13/2027	6.50%	**	365,375
	BRISTOL-MYERS SQUIBB CO 4.9% 02/22/2027	2/22/2027	4.90%	**	244,177
	BRISTOL-MYERS SQUIBB CO 4.9% 02/22/2029	2/22/2029	4.90%	**	177,902
	CANADIAN IMPERIAL BK OF COMM 5.926% 10/02/2026	10/2/2026	5.93%	**	258,777
	CAPITAL ONE FINANCIAL CORP 4.985%/VAR 07/24/2026	7/24/2026	4.99%	**	143,964
	CAPITAL ONE FINANCIAL CORP 5.468%/VAR 02/01/2029	2/1/2029	5.47%	**	298,606
	CAPITAL ONE PRIME AUTO RECEIVABLES TR 2024-1 4.62%	7/16/2029	4.62%	**	250,798
	CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2023-2 5.	6/15/2028	5.82%	**	341,852
	CARMAX AUTO OWNER TR 2023-2 5.05% 01/18/2028	1/18/2028	5.05%	**	377,530
	CARMAX AUTO OWNER TRUST 2024-1 4.92% 10/16/2028	10/16/2028	4.92%	**	159,206
	CARMAX AUTO OWNER TR 2023-4 6% 07/17/2028	7/17/2028	6.00%	**	67,360
	CARMX 2023-3 A3 5.28% 05/15/2028	5/15/2028	5.28%	**	256,744
	CARMAX AUTO OWNER TR 2024-2 5.5% 01/16/2029	1/16/2029	5.50%	**	48,882
	CHASE ISSUANCE TR 3.97% 09/15/2027	9/15/2027	3.97%	**	377,467
	CHASE ISSUANCE TR 5.16% 09/15/2028	9/15/2028	5.16%	**	497,876
	CHASE ISSUANCE TR 5.08% 09/15/2030	9/15/2030	5.08%	**	453,269
	CISCO SYSTEMS INC 4.8% 02/26/2027	2/26/2027	4.80%	**	358,388
	CITIGROUP INC 3.52%/VAR 10/27/2028	10/27/2028	3.52%	**	300,331
	CITIBANK CR CARD ISSUANCE TR 5.23% 12/08/2027	12/8/2027	5.23%	**	160,562
	COMMONWEALTH EDISON CO 2.95% 08/15/2027	8/15/2027	2.95%	**	446,524
	UBS GROUP AG 6.442%/VAR 08/11/2028 144A	8/11/2028	6.44%	**	296,346
	UBS GROUP AG 6.373%/VAR 07/15/2026 144A	7/15/2026	6.37%	**	414,614
	DNB BANK ASA 1.535%/VAR 05/25/2027 144A	5/25/2027	1.54%	**	447,460
	DTE ENERGY CO 4.95% 07/01/2027	7/1/2027	4.95%	**	115,739
	DAIMLER TRUCKS FINANCE NORTH AMERICA LLC 5% 01/15/	1/15/2027	5.00%	**	358,858
	DAIMLER TRUCKS FINANCE NORTH AMERICA LLC 5.125% 09	9/25/2027	5.13%	**	152,927
	DAIMLER TRUCKS RETAIL TRUST 2024-1 5.49% 12/15/202	12/15/2027	5.49%	**	227,383
	DUKE ENERGY FLORIDA LLC 3.8% 07/15/2028	7/15/2028	3.80%	**	443,680
	ENBRIDGE INC 5.9% 11/15/2026	11/15/2026	5.90%	**	149,950
	ENBRIDGE INC 5.25% 04/05/2027	4/5/2027	5.25%	**	179,277
	ENBRIDGE INC 5.3% 04/05/2029	4/5/2029	5.30%	**	149,333
	ENTERPRISE PRODS OPER LLC 3.125% 07/31/2029	7/31/2029	3.13%	**	292,524
	EQUITABLE FINANCIAL LIFE GLOBAL FUNDING 1.7% 11/12	11/12/2026	1.70%	**	284,285
	EXELON CORP 5.15% 03/15/2029	3/15/2029	5.15%	**	79,576
	FHLG 5.50% 3/34 #G01665	3/1/2034	5.50%	**	6,625

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value
	FHLG 25YR 5.50% 7/35 #G05815	7/1/2035	5.50%	**	4,194
	FHLG 15YR 3% 07/01/2035#SB0361	7/1/2035	3.00%	**	491,653
	FHLG 15YR 2.5% 12/01/2033#SB0992	12/1/2033	2.50%	**	590,418
	FHLG 15YR 2.5% 04/01/2036#SB1091	4/1/2036	2.50%	**	781,448
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	2/25/2046	3.50%	**	47,247
	FNMA 5.50% 11/34 #310105	11/1/2034	5.50%	**	34,603
	FEDERAL HOME LN MTG MLT CTF GT 2% 07/25/2042	7/25/2042	2.00%	**	479,842
	FEDERAL HOME LN MTG MLT CTF GT 2% 01/25/2044	1/25/2044	2.00%	**	573,049
	FEDERAL HOME LN MTG MLT CTF GT 2% 08/25/2041	8/25/2041	2.00%	**	409,597
	FEDERAL HOME LN MTG MLT CTF GT 2% 06/25/2041	6/25/2041	2.00%	**	324,156
	FEDERAL HOME LN MTG MLT CTF GT 2% 04/25/2043	4/25/2043	2.00%	**	571,460
	FNMA 15YR 4.5% 11/01/2025#AL8242	11/1/2025	4.50%	**	115
	FNMA 15YR 3.5% 07/01/2029#FS7019	7/1/2029	3.50%	**	470,835
	FNMA 20YR 3.00% 11/32 #MA1237	11/1/2032	3.00%	**	217,153
	FNMA 10YR 1.5% 10/01/2031#MA4448	10/1/2031	1.50%	**	377,567
	FNMA 10YR 1.5% 12/01/2031#MA4503	12/1/2031	1.50%	**	394,024
	FORD CREDIT AUTO OWNER TRUST 2023-B 5.23%	5/15/2028	5.23%	**	225,454
	FORD CREDIT AUTO LEASE TRUST 2023-B 5.91%	10/15/2026	5.91%	**	352,883
	FORD CREDIT AUTO OWNER TRUST 2024-D 4.84%	8/15/2029	4.61%	**	140,371
	GM FINANCIAL AUTOMOBILE LEASING TRUST 23-2 5.05%	7/20/2026	5.05%	**	222,210
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-2	2/16/2028	4.47%	**	96,175
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2022-2	2/16/2027	3.10%	**	163,594
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-3	6/16/2028	5.45%	**	62,810
	GM FINANCIAL LEASING TRUST 2023-3 5.38% 11/20/2026	11/20/2026	5.38%	**	30,206
	GM FINANCIAL SECURITIZED TERM AUTO RECEIVABLES TR	8/16/2028	5.78%	**	280,310
	GOLDMAN SACHS GROUP INC (THE) 2.64%/VAR 02/24/2028	2/24/2028	2.64%	**	452,650
	HSBC HOLDINGS PLC 2.357%/VAR 08/18/2031	8/18/2031	2.36%	**	300,976
	HSBC HOLDINGS PLC 4.755%/VAR 06/09/2028	6/9/2028	4.76%	**	432,349
	HEWLETT PACKARD ENTERPRISE CO 4.4% 09/25/2027	9/25/2027	4.40%	**	168,188
	HAROT 2023-4 5.67% 06/21/2028	6/21/2028	5.67%	**	249,275
	HUNTINGTON BANCSHARES INC/OH 6.208%/VAR 08/21/2029	8/21/2029	6.21%	**	337,544
	HYUNDAI CAP AMER 4.3% 09/24/2027 144A	9/24/2027	4.30%	**	358,207
	HYUNDAI AUTO RECEIVABLES TR 2024-A 4.99% 02/15/202	2/15/2029	4.99%	**	68,652
	HYUNDAI AUTO RECEIVABLES TRUST 2023-C 5.54% 10/16/	10/16/2028	5.54%	**	205,468
	HYUNDAI AUTO RECEIVABLES TRUST 2023-B 5.48% 04/17/	4/17/2028	5.48%	**	63,842
	ING GROEP NV 5.335%/VAR 03/19/2030	3/19/2030	5.34%	**	213,036
	INGERSOLL RAND INC 5.197% 06/15/2027	6/15/2027	5.20%	**	304,157
	INGERSOLL RAND INC 5.176% 06/15/2029	6/15/2029	5.18%	**	303,654
	JPMORGAN CHASE & CO 2.083%/VAR 04/22/2026	4/22/2026	2.08%	**	348,416
	JPMORGAN CHASE & CO 4.851%/VAR 07/25/2028	7/25/2028	4.85%	**	510,382
	JPMORGAN CHASE & CO 4.912%/VAR 07/25/2033	7/25/2033	4.91%	**	428,602

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value
	JPMORGAN CHASE & CO 5.299%/VAR 07/24/2029	7/24/2029	5.30%	**	427,761
	JPMORGAN CHASE & CO 5.04%/VAR 01/23/2028	1/23/2028	5.04%	**	359,062
	JPMORGAN CHASE & CO 5.7%/VAR 04/22/2028	4/22/2028	5.57%	**	244,629
	JACKSON NATL LIFE GLOBAL FDG 4.6% 10/01/2029 144A	10/1/2029	4.60%	**	496,803
	KENVUE INC 5.35% 03/22/2026	3/22/2026	5.35%	**	135,163
	KENVUE INC 5% 03/22/2030	3/22/2030	5.00%	**	285,949
	KEYCORP SOFRINDX+125 05/23/2025	5/23/2025	5.70%	**	132,904
	LLOYDS BANKING GROUP PLC 3.574%/VAR 11/07/2028	11/7/2028	3.57%	**	299,526
	LLOYDS BANKING GROUP PLC 4.716%/VAR 08/11/2026	8/11/2026	4.72%	**	406,456
	MPLX LP 1.75% 03/01/2026	3/1/2026	1.75%	**	291,394
	MASSMUTUAL GLOBAL FDG II 5.1% 04/09/2027 144A	4/9/2027	5.10%	**	358,171
	MERCEDES-BENZ AUTO RECEIVABLES TR 2023-2 5.95% 11/	11/15/2028	5.95%	**	160,309
	MERCEDES-BENZ FINANCE NORTH AMERICA LLC 5.25% 11/2	11/29/2027	5.25%	**	435,677
	MERCEDES-BENZ FINANCE NORTH AMERICA LLC 4.8% 08/01	8/1/2029	4.80%	**	351,952
	MERCEDES-BENZ AUTO LEASE TRUST 2024-A 5.32% 01/18/	1/18/2028	5.32%	**	76,065
	MET TOWER GLOBAL FUNDING 4% 10/01/2027 144A	10/1/2027	4.00%	**	148,971
	MIDAMERICAN ENERGY CO 3.1% 05/01/2027	5/1/2027	3.10%	**	447,420
	MITSUBISHI UFJ FIN GRP INC 5.017%/VAR 07/20/2028	7/20/2028	5.02%	**	297,584
	MIZUHO FINL GROUP INC 2.226%/VAR 05/25/2026	5/25/2026	2.23%	**	346,960
	MIZUHO FINL GROUP INC 2.651%/VAR 05/22/2026	5/22/2026	2.65%	**	324,178
	MORGAN STANLEY 4.679%/VAR 07/17/2026	7/17/2026	4.68%	**	246,910
	MORGAN STANLEY 4.889%/VAR 07/20/2033	7/20/2033	4.89%	**	297,215
	MORGAN STANLEY 5.164%/VAR 04/20/2029	4/20/2029	5.16%	**	293,820
	MORGAN STANLEY 5.042%/VAR 07/19/2030	7/19/2030	5.04%	**	356,752
	NTT FINANCE CORP 4.372% 07/27/2027 144A	7/27/2027	4.37%	**	444,410
	NATIONAL BANK OF CANADA 4.5% 10/10/2029	10/10/2029	4.50%	**	246,664
	NATWEST MARKETS PLC 5.416% 05/17/2027 144A	5/17/2027	5.42%	**	367,272
	NEW YORK LIFE GLOBAL FDG 5.45% 09/18/2026 144A	9/18/2026	5.45%	**	463,745
	NISOURCE INC 0.95% 08/15/2025	8/15/2025	0.95%	**	120,410
	NISSAN AUTO RECEIVABLES 2023-B OWNER TR 5.93% 03/1	3/15/2028	5.93%	**	188,452
	NORTHWESTERN MUTUAL GLOBAL FUNDING 5.07% 03/25/202	3/25/2027	5.07%	**	408,841
	OREILLY AUTOMOTIVE INC 5.75% 11/20/2026	11/20/2026	5.75%	**	107,504
	ONEOK INC 4.25% 09/24/2027	9/24/2027	4.25%	**	34,893
	ONEOK INC 4.4% 10/15/2029	10/15/2029	4.40%	**	36,310
	PNC FINANCIAL SERVICES GRP INC 6.55%/VAR 10/20/202	10/20/2027	6.62%	**	425,750
	PACIFIC LIFE GF II 4.5% 08/28/2029 144A	8/28/2029	4.50%	**	420,863
	PHILIP MORRIS INTL INC 5.125% 11/17/2027	11/17/2027	5.13%	**	425,647
	PHILIP MORRIS INTL INC 5.625% 11/17/2029	11/17/2029	5.63%	**	290,331
	PHILIP MORRIS INTL INC 4.75% 02/12/2027	2/12/2027	4.75%	**	317,394
	PRICOA GLOBAL FDG I 4.4% 08/27/2027 144A	8/27/2027	4.40%	**	425,003
	RTX CORP 5.75% 11/08/2026	11/8/2026	5.75%	**	162,152

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value
	RGA GLOBAL FUNDING 5.448% 05/24/2029 144A	5/24/2029	5.45%	**	216,069
	ROPER TECHNOLOGIES INC 4.5% 10/15/2029	10/15/2029	4.50%	**	121,780
	S&P GLOBAL INC 2.45% 03/01/2027	3/1/2027	2.45%	**	337,494
	SAMMONS FINANCIAL GROUP GLOBAL FUNDING 5.1% 12/10/	12/10/2029	5.10%	**	239,939
	SANTANDER HLDGS USA INC 6.124%/VAR 05/31/2027	5/31/2027	6.12%	**	120,364
	7 ELEVEN INC 0.95% 02/10/2026 144A	2/10/2026	0.95%	**	108,491
	SIEMENS FINANCIERINGSMAATSCHAPPIJ NV 3.4% 03/16/20	3/16/2027	3.40%	**	432,998
	STATE STREET CORP 4.53%/VAR 02/20/2029	2/20/2029	4.53%	**	205,025
	TORONTO DOMINION BANK 4.783% 12/17/2029	12/17/2029	4.78%	**	294,537
	TOYOTA MOTOR CREDIT CORP 4.65% 01/05/2029	1/5/2029	4.65%	**	294,681
	TOYOTA MOTOR CREDIT CORP 4.55% 08/09/2029	8/9/2029	4.55%	**	47,269
	TOYOTA AUTO RECEIVABLES 2023-D OWNER TR 5.54% 08/1	8/15/2028	5.54%	**	203,424
	TRUIST FINANCIAL CORP 4.26%/VAR 07/28/2026	7/28/2026	4.26%	**	405,715
	TRUIST FINANCIAL CORP 5.9%/VAR 10/28/2026	10/28/2026	5.90%	**	559,991
	TRUIST FINANCIAL CORP 7.161%/VAR 10/30/2029	10/30/2029	7.16%	**	426,187
	UBS GROUP AG 3.126%/VAR 08/13/2030 144A	8/13/2030	3.13%	**	305,487
	US BANCORP DEL 5.727%/VAR 10/21/2026	10/21/2026	5.73%	**	407,221
	UST NOTES 4% 02/29/2028	2/29/2028	4.00%	**	7,931,418
	UST NOTES 4.625% 09/30/2028	9/30/2028	4.63%	**	7,094,457
	UST NOTES 4.5% 11/15/2033	11/15/2033	4.50%	**	1,269,168
	UST NOTES 4.375% 11/30/2030	11/30/2030	4.38%	**	2,691,153
	UST NOTES 4.375% 11/30/2028	11/30/2028	4.38%	**	7,115,519
	UST NOTES 4% 02/15/2034	2/15/2034	4.00%	**	1,432,542
	UST NOTES 4.25% 02/28/2031	2/28/2031	4.25%	**	1,837,067
	UST NOTES 4.5% 04/15/2027	4/15/2027	4.50%	**	16,259,605
	UST NOTES 4.625% 04/30/2029	4/30/2029	4.63%	**	15,970,865
	UST NOTES 4.375% 05/15/2034	5/15/2034	4.38%	**	267,622
	UST NOTES 4.5% 05/31/2029	5/31/2029	4.50%	**	2,316,861
	UST NOTES 4.25% 06/30/2031	6/30/2031	4.25%	**	538,739
	UST NOTES 4.375% 07/15/2027	7/15/2027	4.38%	**	1,420,269
	UST NOTES 3.375% 09/15/2027	9/15/2027	3.38%	**	2,101,444
	UST NOTES 3.5% 09/30/2029	9/30/2029	3.50%	**	1,332,981
	UST NOTES 4% 12/15/2027	12/15/2027	4.00%	**	4,714,689
	UST NOTES 4.375% 12/31/2029	12/31/2029	4.38%	**	1,213,490
	VERIZON MASTER TRUST 4.62% 11/20/2030	11/20/2030	4.62%	**	340,120
	VIRGINIA ELECTRIC AND POWER CO 5.3% 08/15/2033	8/15/2033	5.30%	**	436,473
	VOLKSWAGEN GROUP AMER FIN LLC 4.35% 06/08/2027 144	6/8/2027	4.35%	**	294,750
	VOLKSWAGEN GROUP AMER FIN LLC 5.7% 09/12/2026 144A	9/12/2026	5.70%	**	384,718
	VOLKSWAGEN AUTO LEASE TRUST 2023-A 5.81% 10/20/202	10/20/2026	5.81%	**	365,708
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-1 5.02% 0	6/20/2028	5.02%	**	167,211
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-2 5.48% 1	12/20/2028	5.48%	**	239,218

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2024-1 4.63% 0	7/20/2029	4.63%	**	341,158
	WELLS FARGO CARD ISSUANCE TRUST 4.94% 02/15/2029	2/15/2029	4.94%	**	354,069
	WELLS FARGO BK NATL ASSN 5.254% 12/11/2026	12/11/2026	5.25%	**	431,376
	WELLS FARGO & CO NEW 5.574%/VAR 07/25/2029	7/25/2029	5.57%	**	301,464
	WELLS FARGO & CO NEW 5.67%/VAR 04/22/2028	4/22/2028	5.71%	**	411,032
	WILLIAMS COS INC 4.8% 11/15/2029	11/15/2029	4.80%	**	181,668
	WORLD OMNI AUTO RECEIVABLES TR 2023-D 5.79% 02/15/	2/15/2029	5.79%	**	228,507
	WORLD OMNI AUTO RECEIVABLES TRUST 2023-C 5.15% 11/	11/15/2028	5.15%	**	37,348
	WORLD OMNI AUTO RECEIVABLES TR 2024-A 4.86% 03/15/	3/15/2029	4.86%	**	352,307
	WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TR 2024	10/15/2027	5.26%	**	158,147
	Total Fixed Income Securities				130,234,205

	Total Synthetic Guaranteed Investment Contracts				130,234,205

	MUTUAL FUNDS:
*	Fidelity US Bond Idx	3,767,887 shares		**	38,507,807
*	JP Morgan Equity Income Select Fund	3,767,206 shares		**	90,186,917
*	DFA Emerging Markets Core Equity Fund	204,630 shares		**	4,763,798
*	Total Mutual Funds				133,458,521

	COMMON COLLECTIVE/INVESTMENT TRUSTS:
*	FIAM Index TD 2010 T	181,457 units		**	3,776,114
*	FIAM Index TD 2015 T	563,680 units		**	12,451,703
*	FIAM Index TD 2020 T	1,681,666 units		**	38,342,004
*	FIAM Index TD 2025 T	3,805,906 units		**	94,729,008
*	FIAM Index TD 2030 T	5,642,452 units		**	146,252,374
*	FIAM Index TD 2035 T	5,064,243 units		**	148,078,473
*	FIAM Index TD 2040 T	3,691,379 units		**	113,731,415
*	FIAM Index TD 2045 T	3,322,894 units		**	104,305,661
*	FIAM Index TD 2050 T	2,737,280 units		**	85,321,018
*	FIAM Index TD 2055 T	2,214,959 units		**	70,834,389
*	FIAM Index TD 2060 T	1,862,973 units		**	42,214,976
*	FIAM Index TD 2065 T	5,421 units		**	88,688
*	BTC Total Return L	956,845 units		**	10,086,483
*	Fidelity Contrafund Pool	4,814,457 units		**	219,009,658
*	FID GR CO POOL CL D	6,473,719 units		**	458,080,401
*	MFS INTL EQUITY 3B	2,825,842 units		**	52,165,047
*	Boston Trust Walden SMID Cap Cit	2,773,216 units		**	38,298,117
*	MIP CL 1	2,322,323 units		**	2,322,323
*	FA STABLE VALUE I	41,439 units		**	41,439
*	SP 500 INDEX PL CL D	555,986 units		**	153,296,632

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

(a)	(b)	(c)	(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, lessor or Similar Party		Cost	Current Value
*	SP EXT MKT IDX CL D	226,477 units	**	38,693,736
*	FID FRDM INX INC T	484,166 units	**	8,221,153
*	SP TTL INTL IDX CL D	88,855 units	**	9,617,749
*	FID FRDM INX 2070 T	420 units	**	4,282
*	Total Common Collective/Investment Trusts			1,849,962,843

*	Ryder System, Inc. common stock fund	902,582	**	141,579,013

	Total investments per net assets available for plan benefits			2,259,627,016

*	Notes receivable from participants	3.25% - 9.5%		43,845,648
	Investments at Fair Value			2,303,472,664

*	Represents a Party-In-Interest as defined by ERISA.
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date: June 16, 2025	/s/ Nicole Turner
Nicole Turner
Vice President of Compensation and Benefits

EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION

23.1 Consent of Independent Registered Certified Public Accounting Firm - BDO USA, P.C.

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Ryder System, Inc. 401(k) Savings Plan
Coral Gables, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-231208, No.333-134113 and No. 333-177285) of Ryder System, Inc. of our report dated June 16, 2025, relating to the financial statements and supplemental schedule of Ryder System, Inc. 401(k) Savings Plan which appear in this Form 11-K for the year ended December 31, 2024.

BDO USA, P.C.
Miami, Florida

June 16, 2025